



New York Stock Exchange
11 Wall Street
New York, NY  10005

December 9, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Southport Acquisition Corporation, under the Exchange Act of 1934:

o   Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one warrant

o   Class A common stock, par value $0.0001 per share

o   Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50, subject to adjustment

Sincerely,